SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 24, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcement on September 24, 2012 on the Hong Kong Stock Exchange’s website at:

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/0924/LTN20120924317.pdf, regarding a Joint Venture Agreement entered into by the Company and Henan Aviation Investment on September 24, 2012(after trading hours), for the establishment of a JV Company with a total registered capital of RMB 6 billion, which will be owned as to 60% and 40% by the Company and Henan Aviation Investment, respectively.

English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: September 24, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE TRANSACTION

ESTABLISHMENT OF JOINT VENTURE

The Board hereby announces that on 24 September 2012 (after trading hours), the Company and Henan Aviation Investment entered into the Joint Venture Agreement for the establishment of the JV Company with a total registered capital of RMB 6 billion, which will be owned as to 60% and 40% by the Company and Henan Aviation Investment, respectively.

As the relevant applicable percentage ratios under Rule 14.07 of the Listing Rules in relation to the transactions contemplated under the Joint Venture Agreement is above 5%, and less than 25%, the entering into the Joint Venture Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

THE JOINT VENTURE AGREEMENT

Parties

(i)	the Company. The principal business activity of the Company is that of civil aviation.

(ii)	Henan Aviation Investment. The principal business activity of Henan Aviation Investment is that of the investment for relevant industries such as civil aviation of passenger and cargo, aviation infrastructure, logistics trade, real estate and tourism. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Henan Aviation Investment and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Scope of business

The scope of business of the JV Company includes but not limited to the approved domestic, international and regional aviation transportation of passengers, cargo, mail and luggage, and passenger service, aircraft cleaning service, luggage cargo handling and other extended service; aviation maintenance and service; aviation equipment manufacturing and maintenance; air terminal service and operation; agency service among airline companies; etc. (subject to the contents as listed on the business license of the JV Company to be issued).

Registered capital and capital contribution

The registered capital of the JV Company shall be RMB 6 billion, of which 60% shall be contributed by the Company in cash or in kind (RMB 3.6 billion) and 40% shall be contributed by Henan Aviation Investment in cash (RMB 2.4 billion). The capital contribution shall be made in two installments as follows:

(i)	RMB 2.1 billion and RMB 1.4 billion shall have been fully contributed by the Company and Henan Aviation Investment, respectively and verified by capital verification agency prior to the JV Company's application to CAAC for its operating license; and

(ii)	the remaining RMB 1.5 billion and RMB 1 billion shall be contributed by the Company and Henan Aviation Investment, respectively on a timing to be decided by the JV Company's general meeting, but in any event, not later than six months after the establishment of the JV Company.

The assets will constitute major part of the capital contribution made by the Company, and the assets to be contributed will include but not limited to B737 series aircraft, aircraft parts, property, land and equipment, etc., the value of which shall be determined by valuation.

The amount of the total registered capital of the JV Company was determined after arm’s length negotiations by the parties to the Joint Venture Agreement by reference to the proposed capital requirement for the business of the JV Company.

Other than the registered capital set out above, there is no further financial commitment that is required to be contributed by the parties to the JV Company.

Business term

The business term of the JV Company is 20 years from the incorporation date as listed on the business license of the JV Company. The business term can be extended within one year before the expiry of the business term upon the approval by shareholders of the JV Company.

Organization Structure

The board of directors of the JV Company shall comprise five directors including one chairman, one vice chairman and three directors, where the Company will be entitled to nominate one chairman and two directors, and Henan Aviation Investment will be entitled to nominate one vice chairman and one director. The term of office for each director shall be three years for each session, and such term shall be renewed when a director is re-nominated by the original nominating party.

The supervisory committee of the JV Company shall comprise three supervisors, where each party will be entitled to nominate one supervisor and the other one will be an employee representative supervisor. The chairman of the supervisory committee shall be a supervisor nominated by Henan Aviation Investment and the employee representative supervisor shall be elected by all employees of the JV Company. The term of office for each supervisor shall be three years for each session and such term shall be renewed upon election.

The JV Company shall have one general manager who will be nominated by the Company and shall be engaged and dismissed by the board of directors of the JV Company. The term of office of the general manager shall be three years, and such term shall be renewed when the general manager re-nominated by the Company and engaged by the board of directors of the JV Company. The chief financial officer and vice general managers who are in charge of flight operation, aviation security, engineering, business operation, and marketing and sales shall be nominated by the Company.

Transfer of shareholdings of JV Company

If a shareholder of the JV Company intends to transfer its shareholdings to other person(s) other than the shareholder of the JV Company, it shall notify the other shareholder in writing and obtain consent from such shareholder. Failure by the other shareholder to response within 30 days upon the receipt of the written notice shall be deemed to be its consent to such transfer. If the other shareholder does not consent to such transfer, it shall purchase such shareholdings to be transferred; failure by the other shareholder to make such purchase shall be deemed to be its consent to such transfer. Where the shareholders consent to the shareholdings transfer, the other shareholder shall have the right of first refusal to purchase the shareholdings to be transferred on equal terms and conditions. Any transfer in contravention of the above provisions shall be invalid.

Amendment and termination

The amendment to and changes of the Joint Venture Agreement can be made upon unanimous consent by parties to the Joint Venture Agreement.

The Joint Venture Agreement shall be terminated upon the cease or dissolution of the JV Company.

Reasons for the Establishment of the JV Company

In recent years, the economy of Henan province maintained a positive development trend, and the civil aviation transportation demand achieved a steady growth. To further enhance the cooperation between the Company and Henan Aviation Investment in the aviation market of Henan province, take fully advantage of the edges of the parties and facilitate the mutual development, the Company decides to establish the JV Company with Henan Aviation Investment.

The Directors consider that the establishment of the JV Company is beneficial to the Company (i) to establish a long-term positive strategic cooperation relationship with Henan province and enjoy the supporting and preferences in many aspects; (ii) to maintain market position in Henan province by improving the routes network of the Company, and strengthen our market competitiveness in Henan province by benefiting from the fast development of the economy and aviation market of Henan province; and (iii) to help the Company to raise capital from the market to reduce the asset-liability ratio and financial cost of the Group, increase the profit capability of the Group and make a better return to the shareholders of the Company.

The Directors (including the independent non-executive Directors) are of the view that the terms of the Joint Venture Agreement are fair and reasonable, are based on normal commercial terms following arm's length among the parties and are in the interests of the Company and its shareholders as a whole.

Implication under the Listing Rules

Upon the establishment of the JV Company, the JV Company will become a non wholly-owned subsidiary of the Company. As the relevant applicable percentage ratios under Rule 14.07 of the Listing Rules in relation to the transactions contemplated under the Joint Venture Agreement is above 5%, and less than 25%, the entering into the Joint Venture Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Board”	the board of Directors
“CAAC”	Civil Aviation Administration of China
“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange of Hong Kong Limited, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Director(s)”	the director(s) of the Company
“Group”	the Company and its subsidiaries (as defined under the Listing Rules)
“Henan Aviation Investment”	Henan Civil Aviation Development and Investment Co., Ltd. (河南民航发展投资有限公司), a limited liability company incorporated in the PRC on 29 August 2011
“Hong Kong”	The Hong Kong Special Administrative Region of the PRC
“Joint Venture Agreement”

the joint venture agreement dated 24 September 2012 (after trading hours) entered into between the Company and Henan Aviation Investment, pursuant to which the parties agreed to establish the JV Company

“JV Company”

China Southern Airlines Henan Company Limited (中国南方航空河南有限公司), a joint venture company to be established pursuant to the Joint Venture Agreement and to be held by the Company as to 60% and Henan Aviation Investment as to 40%, respectively

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
“RMB”	Renminbi, the lawful currency of the PRC

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

24 September 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

- 5 -